UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Summary of 2021 First Quarter Business Report

On May 17, 2021, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first quarter of 2021 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

•	February 28, 2020

Added KB-NAU Special Situation Corporate Restructuring Private Equity Fund as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	October 28, 2020

Added KB Material and Parts No.1 PEF as a second-tier subsidiary

•	December 4, 2020

Added FineKB Private Equity Fund No.1 as a second-tier subsidiary

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 15, 2021

Added KB Bio Private Equity Fund III as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd. as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of March 31, 2021)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	Prudential Life Insurance Company of Korea, Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Cambodia PLC.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Bank Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	PRASAC Microfinance Institution PLC.	Kookmin Bank	Not listed (Overseas)
	PT Bank KB Bukopin, Tbk.	Kookmin Bank	Listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	KB Material and Parts No.1 PEF	KB Securities	Not listed
	KB FINA JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)

	KB Bio Private Equity Fund III	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Daehan Specialized Bank PLC.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB J Capital Co., Ltd.	KB Kookmin Card	Not listed (Overseas)
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	PT Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	FineKB Private Equity Fund No. 1	KB Investment	Not listed
	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)

3rd Tier Subsidiaries	PT Bukopin Finance	PT Bank KB Bukopin, Tbk.	Not listed (Overseas)
	PT Bank Syariah Bukopin	PT Bank KB Bukopin, Tbk.	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

1.4.	Capital Structure

1.4.1. Common Shares

Changes in Capital

Not included in quarterly business reports.

Number of Shares

(As of March 31, 2021)	(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	2,303,617	—	2,303,617	—
1. Capital Reduction	—	—	—	—
2. Cancellation	2,303,617	—	2,303,617	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of March 31, 2021 (C=A-B)	415,807,920	—	415,807,920	—
Treasury Shares (D)	26,173,585	—	26,173,585	—
Shares Outstanding (C-D)	389,634,335	—	389,634,335	—

Note: The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares are currently deposited with Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

1.4.2.	Voting Rights

(As of March 31, 2021)	(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	415,807,920	—
	Preferred shares	—	—
Shares without voting rights	Common shares	26,173,585	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	389,634,335	—
	Preferred shares	—	—

Note: The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares are currently deposited with the Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

1.5.	Dividends

Not included in quarterly business reports.

1.6.	Amendments to the Articles of Incorporation

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Notes
March 20, 2020	Annual General Meeting of Shareholders for Fiscal Year 2019	Establishment of the ESG committee within the board of directors through the amendment of article 48	To establish a basis for creating a new committee within the board of directors

March 27, 2019	Annual General Meeting of Shareholders for Fiscal Year 2018	Establishment of a basis for the electronic registration of shares and bonds, and modification of the processing activities of transfer agents through the amendment of articles 9, 16, 17, 19 and 22	Pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. (Effective as of September 2019)

March 23, 2018	Annual General Meeting of Shareholders for Fiscal Year 2017	Partition of the corporate governance committee according to its different functions, and implementation of changes in the appointment process of the external auditors and in the shareholder meeting through which such changes must be reported, through the amendment of articles 48, 52, 55 and 56	To establish a basis for creating and abolishing committees within the board of directors; and Pursuant to the Act on the External Audit of Stock Companies, Etc. (Effective as of November 2018)

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)

	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Net interest income	2,642,300	2,349,201	9,722,274	9,196,787
Interest income	3,624,937	3,619,976	14,485,747	14,639,187
Interest expense	(982,637)	(1,270,775)	(4,763,473)	(5,442,400)
Net fee and commission income	967,179	670,132	2,958,939	2,355,004
Fee and commission income	1,359,038	1,041,463	4,527,024	3,879,247
Fee and commission expense	(391,859)	(371,331)	(1,568,085)	(1,524,243)
Net insurance income	174,214	78,094	299,993	299,512
Insurance income	4,255,602	3,270,563	14,386,640	12,317,182
Insurance expense	(4,081,388)	(3,192,469)	(14,086,647)	(12,017,670)
Net gains on financial assets/liabilities at fair value through profit or loss	224,960	(138,512)	1,011,366	643,872
Net other operating expenses	(365,365)	(216,926)	(1,499,930)	(1,063,324)
General and administrative expenses	(1,723,067)	(1,459,197)	(6,833,152)	(6,271,017)
Operating profit before provision for credit losses	1,920,221	1,282,792	5,659,490	5,160,834
Provision for credit losses	(173,395)	(243,673)	(1,043,498)	(670,185)
Net operating profit	1,746,826	1,039,119	4,615,992	4,490,649

Note: Based on K-IFRS (on a consolidated basis).

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2021			For the year ended December 31, 2020			For the year ended December 31, 2019
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	300,904,463	0.79	51.93	286,168,968	1.07	50.88	255,533,447	1.44	52.09
	Certificate of deposit	2,736,651	0.82	0.47	3,635,870	1.37	0.65	4,780,665	1.95	0.97
	Borrowings	22,272,993	0.91	3.84	17,330,480	1.20	3.08	11,332,972	1.67	2.31
	Call money	1,291,690	0.50	0.22	1,617,841	0.65	0.29	891,357	1.55	0.18
	Debentures	50,367,662	2.05	8.69	52,843,837	2.02	9.39	47,127,572	2.33	9.61
	Others	21,429,306	0.77	3.71	19,792,619	1.01	3.52	15,203,562	1.88	3.11

Subtotal		399,002,765	0.95	68.86	381,389,615	1.21	67.81	334,869,575	1.60	68.27

Foreign Currency	Deposits	24,807,303	1.80	4.28	20,488,109	1.46	3.64	13,370,035	1.25	2.73
	Borrowings	11,612,193	1.34	2.00	12,071,802	1.81	2.15	9,668,310	2.19	1.97
	Call money	566,736	1.43	0.10	976,153	0.97	0.17	527,809	2.34	0.11
	Debentures	6,371,722	1.80	1.10	6,535,922	1.84	1.16	5,447,017	2.62	1.11
	Others	1,851,006	1.16	0.32	1,126,379	1.12	0.20	463,266	1.38	0.09

Subtotal		45,208,960	1.65	7.80	41,198,365	1.60	7.32	29,476,437	1.83	6.01

Others	Total shareholders’ equity	22,818,852	—	3.94	41,495,072	—	7.38	38,464,863	—	7.84
	Allowances	980,431	—	0.17	912,721	—	0.16	873,017	—	0.18
	Others	111,442,454	—	19.23	97,476,975	—	17.33	86,839,627	—	17.70

Subtotal		135,241,737	—	23.34	139,884,768	—	24.87	126,177,507	—	25.72

Total		579,453,462	—	100.00	562,472,748	—	100.00	490,523,519	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2021			For the year ended December 31, 2020			For the year ended December 31, 2019
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	14,100,975	0.30	2.43	7,400,343	0.67	1.32	5,939,242	1.51	1.21
	Securities	116,623,417	1.57	20.13	125,573,646	1.97	22.33	103,204,928	2.31	21.04
	Loans	327,941,082	2.79	56.59	315,871,106	2.98	56.16	287,653,938	3.45	58.64
	Guarantee payments under payment guarantee	7,872	0.29	—	13,421	0.73	—	8,803	0.98	—
	Call loan	725,007	0.59	0.13	885,951	0.73	0.16	640,485	1.69	0.13
	Private placement corporate bonds	1,184,141	2.98	0.20	1,264,212	3.98	0.22	1,319,460	3.61	0.27
	Credit cards	19,070,698	7.36	3.29	18,560,207	7.57	3.30	17,945,697	7.92	3.66
	Others	3,342,564	7.45	0.58	4,614,823	5.04	0.82	3,874,774	4.93	0.79
	Allowance	(2,457,106)	—	(0.42)	(2,416,823)	—	(0.43)	(2,406,757)	—	(0.49)

Subtotal		480,538,650	2.64	82.93	471,766,886	2.89	83.88	418,180,570	3.36	85.25

Foreign Currency	Due from banks	6,498,765	0.48	1.12	6,989,553	0.64	1.24	4,782,706	1.44	0.98
	Securities	15,346,097	1.83	2.65	15,131,521	3.87	2.69	13,323,102	4.35	2.72
	Loans	24,096,621	5.24	4.16	19,818,889	4.30	3.52	11,384,009	3.04	2.32
	Call loan	2,735,111	0.55	0.47	3,149,433	0.82	0.56	2,444,020	2.59	0.50
	Bills bought	1,506,282	0.75	0.26	1,573,725	1.48	0.28	2,944,008	2.66	0.60
	Allowance	(966,610)	—	(0.17)	(404,041)	—	(0.07)	(180,649)	—	(0.04)
	Others	2,024,341	—	0.35	1,294,119	—	0.22	660,572	—	0.13

Subtotal		51,240,607	3.14	8.84	47,553,199	3.24	8.44	35,357,768	3.28	7.21

Others	Cash	2,117,346	—	0.37	1,889,892	—	0.34	1,763,413	—	0.36
	Fixed assets held for business	8,162,062	—	1.41	8,048,120	—	1.43	7,398,134	—	1.51
	Others	37,394,797	—	6.45	33,214,651	—	5.91	27,823,634	—	5.67

Subtotal		47,674,205	—	8.23	43,152,663	—	7.68	36,985,181	—	7.54

Total		579,453,462	—	100.00	562,472,748	—	100.00	490,523,519	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group	(Unit: in billions of Won, except percentages)

	As of March 31, 2021(1)	As of December 31, 2020(1)	As of December 31, 2019
Total capital (A)	41,972	40,080	36,995
Risk-weighted assets (B)	262,293	262,349	255,549
BIS ratio (A/B)	16.00%	15.28%	14.48%

Notes:	Calculated in accordance with Basel III. The figures as of March 31, 2021 are provisional.
(1) Calculated in accordance with the early adoption of the Basel III Credit Risk Framework.

Kookmin Bank		(Unit: in billions of Won, except percentages)

	As of March 31, 2021(1)	As of December 31, 2020(1)	As of December 31, 2019
Total capital (A)	33,552	32,555	29,810
Risk-weighted assets (B)	181,437	183,148	188,075
BIS ratio (A/B)	18.49%	17.78%	15.85%

Notes:	Calculated in accordance with Basel III.
(1) Calculated in accordance with the early adoption of the Basel III Credit Risk Framework.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Net operating capital (A)	3,742	3,656	3,170
Total amount at risk (B)	1,669	1,678	1,561
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,544.07%	1,474.14%	1,198.74%
Capital surplus (A-B)	2,073	1,979	1,609

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Available capital (A)	3,644	3,812	3,657
Required capital (B)	2,233	2,181	2,005
RBC ratio (A/B)	163.2%	174.8%	182.4%

Note:	RBC ratio: Risk-Based Capital ratio. The figures as of March 31, 2021 are provisional.

2.3.2.	Overseas Credit Ratings

(As of March 31, 2021)

Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3.	Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

2/21/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/8/2019	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/18/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/26/2019	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

10/14/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

12/3/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/15/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/12/2020	Contingent Convertible Bonds	AA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

3/24/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/26/2020	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/1/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

8/6/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/6/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/19/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/12/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/3/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/19/2021	Debentures	AAA	KIS Ratings (AAA ~ D)

2/22/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank has implemented voluntary early retirement programs following negotiations with its labor union.

Date of Retirement	Number of Retired Persons
January 19, 2018	407
January 28, 2019	615
January 20, 2020	462
January 30, 2021	800

2.3.5.	Acquisition of Shares of PT Bank Bukopin Tbk

On July 30, 2020, Kookmin Bank acquired 2,967,600,372 additional common shares of PT Bank Bukopin Tbk (“Bank Bukopin”) for IDR 534,168,066,960 (Won 43,909 million) through a shareholder-allocated capital increase. Subsequently, on September 2, 2020, Kookmin Bank acquired 16,360,578,947 additional common shares for IDR 3,108,509,999,930 (Won 252,721 million) through a third party-allocated capital increase. Following such acquisitions, Kookmin Bank’s ownership in Bank Bukopin is as follows:

(Unit: in millions of Won)
Ownership	Acquisition Amount
67%	420,000(1)(2) (IDR 5,146,832,211,231)

Notes:	(1) The acquisition amount in IDR is converted to Won at the exchange rate on each of the respective acquisition dates.
(2) Includes consulting fees of Won 10,296 million paid in connection with the acquisition.

On February 8, 2021, Bank Bukopin changed its name to PT Bank KB Bukopin, Tbk. with approval from the Indonesia Financial Services Authority.

2.3.6.	Acquisition of Shares of PRASAC Microfinance Institution PLC. of Cambodia

On April 10, 2020, Kookmin Bank acquired 70% of the total number of shares of PRASAC Microfinance Institution PLC. (“PRASAC”), a provider of microfinance and deposit-taking services in Cambodia, for USD 603 million, and has since incorporated PRASAC as a subsidiary. A put option may be exercised by PRASAC’s current shareholders to sell the remaining 30% of PRASAC’s shares to Kookmin Bank. The exercise price of such put option will be determined based on the adjusted book value of PRASAC as of December 31, 2021 as reflected in the audit report of PRASAC’s financial statements as of and for the year ended December 31, 2021, and such put option may be exercised during the six months following the date of such audit report. If PRASAC’s shareholders do not exercise such put option, Kookmin Bank may exercise a call option to purchase the remaining 30% of PRASAC’s shares, and such call option may be exercised during the six months following the expiry of the put option held by PRASAC’s shareholders. The right to buy, sell, pledge or exercise any influence over the remaining 30% of PRASAC’s shares will be limited prior to the exercise of such put or call option.

(Unit: in millions of Won)
Ownership	Acquisition Amount
70%	737,003(1)(2) (USD 603,400,000)

Notes:	(1) The acquisition amount in USD is converted to Won at the exchange rate on April 10, 2020, the acquisition date.
(2) Includes consulting fees of Won 3,027 million paid in connection with the acquisition.

2.3.7.	The Ongoing Outbreak of the Global Pandemic of COVID-19

The ongoing COVID-19 global pandemic resulted in significant global and domestic economic and financial disruptions in 2020. Although there have been some signs of recovery resulting from the availability of COVID-19 vaccinations and gradual normalization of business activities, the economic outlook for Korea and its financial services sector in the remainder of 2021 and for the foreseeable future continues to remain highly uncertain as a result of, among others, (i) uncertainty regarding the scope and duration of the COVID-19 pandemic and its lasting social, political and economic effects, and the fiscal and monetary policies being implemented by the Korean government and regulatory authorities to alleviate such effects, (ii) adverse conditions in the Korean and global economies and financial markets due to the COVID-19 pandemic and (iii) factors such as fluctuations in oil and commodity prices and interest and exchange rates, higher unemployment, lower consumer confidence and stock market volatility due to the impact of the COVID-19 pandemic.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

	(Unit: in millions of Won)
	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Cash and due from financial institutions	30,148,816	25,608,842	20,837,878
Financial assets at fair value through profit or loss	60,155,939	61,035,455	53,549,086
Derivative financial assets	3,733,367	5,545,385	3,190,673
Loans at amortized cost	383,242,460	377,166,984	339,684,059
Financial investments	95,929,750	98,695,426	71,782,606
Investments in associates and joint ventures	632,067	771,435	598,240
Property and equipment	5,389,287	5,433,554	5,067,377
Investment property	2,543,538	2,533,539	2,827,988
Intangible assets	3,308,889	3,351,133	2,737,813
Net defined benefit assets	1,666	2,845	946
Current income tax assets	122,110	109,772	19,095
Deferred income tax assets	80,378	65,058	3,597
Assets held for sale	203,230	197,727	23,151
Other assets	35,447,691	30,155,037	18,215,608

Total assets	620,939,188	610,672,192	518,538,117

Financial liabilities at fair value through profit or loss	12,750,079	11,810,058	15,368,153
Derivative financial liabilities	3,370,512	5,222,897	3,007,341
Deposits	339,270,753	338,580,220	305,592,771
Debts	50,444,543	49,827,156	37,818,860
Debentures	62,220,973	62,760,687	50,935,583
Provisions	707,284	714,903	527,929
Net defined benefit liabilities	292,806	248,226	253,989
Current income tax liabilities	879,084	764,981	432,431
Deferred income tax liabilities	1,214,076	1,162,286	777,793
Insurance contract liabilities	55,434,122	54,415,296	34,966,683
Other liabilities	50,289,586	41,804,023	29,737,259

Total liabilities	576,873,818	567,310,733	479,418,792

	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Equity attributable to shareholders of the parent company	43,170,135	42,503,676	38,533,918
Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	2,294,647	1,695,988	399,205
Capital surplus	16,723,593	16,723,589	17,122,777
Accumulated other comprehensive income	294,466	612,337	348,021
Retained earnings	22,903,059	22,517,392	19,709,545
Treasury shares	(1,136,188)	(1,136,188)	(1,136,188)
Non-controlling interests	895,235	857,783	585,407
Total equity	44,065,370	43,361,459	39,119,325

Total liabilities and equity	620,939,188	610,672,192	518,538,117

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Net interest income	2,642,300	2,349,201	9,722,274	9,196,787
Net fee and commission income	967,179	670,132	2,958,939	2,355,004
Net insurance income	174,214	78,094	299,993	299,512
Net gains on financial assets/liabilities at fair value through profit or loss	224,960	(138,512)	1,011,366	643,872
Net other operating expenses	(365,365)	(216,926)	(1,499,930)	(1,063,324)
General and administrative expenses	(1,723,067)	(1,459,197)	(6,833,152)	(6,271,017)
Operating profit before provision for credit losses	1,920,221	1,282,792	5,659,490	5,160,834
Provision for credit losses	(173,395)	(243,673)	(1,043,498)	(670,185)
Net operating income	1,746,826	1,039,119	4,615,992	4,490,649
Net non-operating income	39,604	(19,723)	145,640	43,337
Profit before income tax	1,786,430	1,019,396	4,761,632	4,533,986
Income tax expense	(501,270)	(280,459)	(1,259,351)	(1,220,787)
Profit for the period	1,285,160	738,937	3,502,281	3,313,199
Other comprehensive income (loss) for the period, net of tax	(488,763)	(174,932)	475,319	152,023
Total comprehensive income for the period	796,397	564,005	3,977,600	3,465,222
Profit attributable to:	1,285,160	738,937	3,502,281	3,313,199
Shareholders of the parent company	1,270,015	729,454	3,455,151	3,311,828
Non-controlling interests	15,145	9,483	47,130	1,371
Total comprehensive income for the period attributable to:	796,397	564,005	3,977,600	3,465,222
Shareholders of the parent company	771,011	554,538	3,956,113	3,463,567
Non-controlling interests	25,386	9,467	21,487	1,655
Earnings per share
Basic earnings per share (Won)	3,225	1,864	8,809	8,451
Diluted earnings per share (Won)	3,161	1,849	8,697	8,389

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)

	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Cash and due from financial institutions	2,067,162	23,084	18,537
Financial assets at fair value through profit or loss	415,256	474,262	413,909
Loans at amortized cost	179,536	179,542	120,000
Investments in subsidiaries	26,519,880	26,519,880	24,162,116
Property and equipment	7,401	7,730	4,170
Intangible assets	13,069	13,267	11,092
Deferred income tax assets	3,288	3,189	7,526
Other assets	1,031,510	887,537	609,286

Total assets	30,237,102	28,108,491	25,346,636

Debts	—	100,000	—
Debentures	6,238,626	6,128,043	5,543,446
Net defined benefit liabilities	609	59	437
Current income tax liabilities	840,683	716,473	417,414
Other liabilities	879,730	178,296	203,440

Total liabilities	7,959,648	7,122,871	6,164,737

Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	2,294,423	1,695,778	399,085
Capital surplus	14,754,747	14,754,747	14,742,814
Accumulated other comprehensive loss	(8,060)	(8,032)	(7,664)
Retained earnings	4,281,974	3,588,757	3,093,294
Treasury Shares	(1,136,188)	(1,136,188)	(1,136,188)

Total equity	22,277,454	20,985,620	19,181,899

Total liabilities and equity	30,237,102	28,108,491	25,346,636

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Net interest expense	(31,089)	(30,301)	(124,393)	(118,045)
Net fee and commission expense	(1,767)	(1,109)	(8,338)	(6,283)
Net gains on financial assets at fair value through profit or loss	5,416	2,959	12,663	15,947
Net other operating income	1,447,949	974,930	1,571,239	926,934
General and administrative expenses	(23,533)	(15,311)	(71,854)	(71,171)
Operating profit before provision for credit losses	1,396,976	931,168	1,379,317	747,382
Provision for credit losses	(2)	—	(465)	—
Operating profit	1,396,974	931,168	1,378,852	747,382
Net non-operating income(loss)	(298)	167	514	(541)
Profit before income tax	1,396,676	931,335	1,379,366	746,841
Income tax income(expense)	(244)	(1,709)	49	(854)
Profit for the period	1,396,432	929,626	1,379,415	745,987
Other comprehensive income (loss) for the period, net of tax	(28)	(75)	(368)	(520)
Total comprehensive income for the period	1,396,404	929,551	1,379,047	745,467
Earnings per share
Basic earnings per share (Won)	3,549	2,378	3,482	1,891
Diluted earnings per share (Won)	3,479	2,359	3,438	1,877

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Current assets in Won (A)	2,474,894	112,754	142,683
Current liabilities in Won (B)	1,137,998	92,328	110,398
Liquidity ratio (A/B)	217.48%	122.12%	129.24%

Notes:	1) Based on K-IFRS (on a separate basis).
2) Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)

	For the three months ended March 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Net income as a percentage of average total assets (ROA)	0.85	0.61	0.66
Net income as a percentage of average shareholders’ equity (ROE)	12.02	8.64	8.93

Note: Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of March 31, 2021)
(Unit: in billions of Won)

Company	Credit Extended
Samsung Electronics Co., Ltd.	1,481
PT Bank KB Bukopin, Tbk.	1,077
Hyundai Motor Company	997
Hyundai Steel Co., Ltd.	955
KB Kookmin Card Co., Ltd.	890
Kia Motors Corporation	850
Samsung Heavy Industries Co., Ltd.	787
LG Display Co., Ltd.	745
Hyundai Heavy Industries Co., Ltd.	731
Federal Reserve Bank of New York	651
SK Inc.	631
Lotte Property and Development Co., Ltd.	567
LG Electronics Inc.	557
Lotte Shopping Co., Ltd.	543
Samsung SDI Co., Ltd.	522
GS Caltex Corporation	491
POSCO	462
Samsung C&T Corporation	462
Hyundai Capital Services, Inc.	441
Shinhan Financial Group Co., Ltd.	436

Total	14,276

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of March 31, 2021)
(Unit: in billions of Won)

Group	Credit Extended
Hyundai Motor	4,734
Samsung	4,274
SK	3,036
LG	2,161
Lotte	2,094
Hyundai Heavy Industries	1,711
Hanwha	1,617
GS	1,226
LS	1,072
POSCO	1,040

Total	22,965

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of March 31, 2021)
	(Unit: in billions of Won, except percentages)

Industry	Total Credit	Percentage of Total Credit
Manufacturing	46,258	30.1%
Real estate	33,897	22.0%
Retail and wholesale	23,235	15.1%
Hotel, lodging and food services	9,963	6.5%
Financial institutions	3,149	2.0%
Construction	3,016	2.0%
Others	34,342	22.3%

Total	153,860	100.0%

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of March 31, 2021)
		(Unit: in billions of Won)

Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	40.1	39.4
Borrower B	Shipping	23.8	23.4
Borrower C	Construction	21.1	20.7
Borrower D	Shipbuilding	17.6	7.9
Borrower E	Manufacturing	16.9	0.1
Borrower F	Real estate and leasing	16.4	2.9
Borrower G	Publishing, film, broadcasting and information services	16.4	11.8
Borrower H	Agriculture, forestry and fishery	13.2	2.4
Borrower I	Manufacturing	12.6	6.3
Borrower J	Health and social services	10.0	4.3
Borrower K	Manufacturing	9.6	3.4
Borrower L	Hotel, lodging and food services	9.5	2.4
Borrower M	Manufacturing	9.4	9.3
Borrower N	Manufacturing	8.3	1.5
Borrower O	Retail and wholesale	7.9	6.4
Borrower P	Real estate and leasing	7.5	0.3
Borrower Q	Manufacturing	6.3	5.4
Borrower R	Health and social services	5.9	0.0
Borrower S	Hotel, lodging and food services	5.8	0.3
Borrower T	Manufacturing	5.4	3.9

Total		263.7	152.1

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The relevant reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to March 31, 2021	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,261	11,570	388	1,588
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,246	11,570	1,246	12,624
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Expansion of the scope of audit in connection with the acquisition of Prudential Life Insurance	481	4,829	481	4,846
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,081	11,234	1,081	10,832

Notes: (1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

			(Unit: in millions of Won)

Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to March 31, 2021	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2021 to April 30, 2022	681
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2020 to April 30, 2021	662
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2019 to April 30, 2020	573

Note: (1)	Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission of the Financial Services Commission designated KPMG Samjong Accounting Corp. as the new external auditor for the Company for the fiscal years ending December 31, 2020, 2021 and 2022. As such, the external auditor for the Company and its subsidiaries (except Prudential Life Insurance Company of Korea, Ltd. which will keep Samil Pricewaterhouse Coopers as its external auditor) for the fiscal year ending December 31, 2020 has been changed from Samil PricewaterhouseCoopers to KPMG Samjong Accounting Corp.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of March 31, 2021, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. In accordance with internal policies regarding the Company’s board of directors (the “Board”), the chairman of the Board is elected upon the Board’s approval. On March 26, 2021, Mr. Suk Ho Sonu was elected as chairman of the Board, and he does not concurrently serve as chief executive officer of the Company. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Audit Committee Member Nominating Committee (ad hoc committee);

•	CEO Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee; and

•	ESG Committee

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415 and 542 of the Commercial Act and how we fulfill each requirement as of March 31, 2021.

The Commercial Act Requirements	KB Financial Group

The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.

The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	All four Audit Committee members are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1.	Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)

	Total number of persons(1)		Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9	(7)	3,000	—

Notes: (1)	Represents the total number of applicable persons as of March 31, 2021.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2.	Total Amount of Compensation Paid

(As of March 31, 2021)		(Unit: in millions of Won)

Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	342	38	—

Notes: (1)	Represents the total number of applicable persons as of March 31, 2021.
(2)	Represents the total amount paid (rounded to the nearest million) for the three months ended March 31, 2021.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the three months ended March 31, 2021, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3.	Compensation Breakdown

(As of March 31, 2021)	(Unit: in millions of Won)
	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	233	116	—
Non-executive Directors (excluding Audit Committee members)	3	48	16	—
Audit Committee members	4	62	16	—
Internal Auditor	—	—	—	—

Notes: (1)	Represents the total number of applicable persons as of March 31, 2021.
(2)	Represents the total amount paid (rounded to the nearest million) for the three months ended March 31, 2021.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the three months ended March 31, 2021, divided by (ii) the number of applicable persons for the applicable reporting period.

5.4.	Top 5 Highest-Paid Individuals

Not included in quarterly business reports.

5.5.	Affiliated Companies

5.5.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of March 31, 2021 are as follows.

1)	Kookmin Bank (100.00%)

2)	KB Securities Co., Ltd. (100.00%)

3)	KB Insurance Co., Ltd. (100.00%)

4)	KB Kookmin Card Co., Ltd. (100.00%)

5)	Prudential Life Insurance Company of Korea, Ltd. (100.00%)

6)	KB Asset Management Co., Ltd. (100.00%)

7)	KB Capital Co., Ltd. (100.00%)

8)	KB Life Insurance Co., Ltd. (100.00%)

9)	KB Real Estate Trust Co., Ltd. (100.00%)

10)	KB Savings Bank Co., Ltd. (100.00%)

11)	KB Investment Co., Ltd. (100.00%)

12)	KB Data Systems Co., Ltd. (100.00%)

13)	KB Credit Information Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2021, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 31, 2021 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2023

6.2.	Non-standing Directors

As of March 31, 2021, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of March 31, 2021 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Yin Hur	December 1961	Non-standing Director	13,500	March 19, 2022

Note: (1)	Mr. Yin Hur’s end of term is the date of the annual general meeting of shareholders for fiscal year 2021, which is expected be held in March 2022.

6.3.	Non-executive Directors

As of March 31, 2021, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 31, 2021 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ho Sonu	September 1951	Non-executive Director	1,300	March 25, 2022
Stuart B. Solomon	July 1949	Non-executive Director	—	March 25, 2022
Myung Hee Choi	February 1952	Non-executive Director	—	March 25, 2022
Kouwhan Jeong	September 1953	Non-executive Director	—	March 25, 2022
Kyung Ho Kim	December 1954	Non-executive Director	—	March 25, 2022
Seon-joo Kwon	November 1956	Non-executive Director	—	March 19, 2022
Gyutaeg Oh	February 1959	Non-executive Director	—	March 19, 2022

As of March 31, 2021, the following non-executive director also served as a director at another company.

Name	Company	Position	Appointment Date
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	Co-president Attorney at Law	May 2016

6.4.	Senior Management

Members of our senior management as of March 31, 2021 are as follows. The number of common shares owned is as of March 31, 2021.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jong Hee Yang	June 1961	Vice Chairman and Chief Operation Officer, Head of Insurance Business Unit and Global Business Unit	914	December 31, 2021
Chang Kwon Lee	November 1965	Senior Executive Vice President, Chief Strategy Officer and Chief Global Strategy Officer	2,010	December 31, 2021
Hwan-Ju Lee	October 1964	Senior Executive Vice President and Chief Finance Officer	3,058	December 31, 2021
Pil Kyu Im	March 1964	Senior Executive Vice President and Chief Risk Management Officer	1,005	December 31, 2022
Woo Yeul Lee	November 1964	Senior Executive Vice President and Chief Human Resources Officer	1,931	December 31, 2021
Dong Whan Han	January 1965	Senior Executive Vice President and Chief Digital Platform Officer	1,100	December 31, 2021
Jin Gyu Maeng	January 1966	Senior Managing Director and Head of Audit	865	December 31, 2021
Bong Joong Kwon	November 1969	Managing Director and Head of IR	286	December 31, 2022
Byung Joo Oh	January 1973	Managing Director, Insurance Business Unit	550	December 31, 2022
Hye Ja Suh	September 1966	Managing Director and Chief Compliance Officer	1,121	December 31, 2022
Seok Mun Choi	August 1968	Managing Director and Head of the Office of Board of Directors	843	December 31, 2021
Soon Bum Kwon	October 1966	Managing Director	1,674	December 31, 2021
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2021
Jeong Rim Park	November 1963	Head of Capital Market Business Unit	3,150	December 31, 2021
Dong Cheol Lee	October 1961	Head of Retail Customer Business Unit	3,325	December 31, 2021
Young Gil Kim	January 1963	Head of Wealth Management and Pension Business Unit	542	December 31, 2021
Woon Tae Kim	May 1963	Head of Small and Medium Enterprise Business Unit	1,488	December 31, 2021
Jin Young Kim	August 1969	Chief Public Relation Officer	765	December 31, 2021
Jin Soo Yoon	February 1964	Chief Information Technology Officer	100	December 31, 2021
Chang Hwa Yook	December 1967	Chief Data Officer	392	December 31, 2021
Sang Cheol Heo	December 1965	Chief Contact Center Officer	521	December 31, 2021
Jae Young Choi	June 1967	Head of Pension Business Division	738	May 26, 2021

Sang-Hyeon Woo	February 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit	348	December 31, 2021
Jeong Ha	January 1967	Senior Executive Vice President, Capital Market Business Unit	—	December 31, 2021
Chai Hyun Sung	September 1965	Senior Executive Vice President, Retail Customer Business Unit	7,360	December 31, 2021
Chan Yong Park	September 1965	Head of the Office of Planning and Coordination	768	December 31, 2021
Sungpyo Jeon	August 1966	Head of Future Contact Center Planning	798	December 31, 2021
Young Suh Cho	February 1971	Head of KB Research	—	December 31, 2021

Note: (1)

The number of common shares owned includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 31, 2021, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Yin Hur	Kookmin Bank	President and Chief Executive Officer	November 2017
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Dong Cheol Lee	KB Kookmin Card	Chief Executive Officer	January 2018
	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2020
Young Gil Kim	KB Securities	Senior Executive Vice President; Wealth Management Division	January 2019
	KB Insurance	Senior Executive Vice President; Pension Division	January 2021
Woon Tae Kim	Kookmin Bank	Senior Executive Vice President; SME and SOHO Customer Group	January 2021
Jin Young Kim	Kookmin Bank	Managing Director; Brand·ESG Group	January 2021
Jin Soo Yoon	Kookmin Bank	Senior Executive Vice President; Tech Group	January 2021
Chang Hwa Yook	Kookmin Bank	Head of Data Platform Division	January 2021
	KB Kookmin Card	Managing Director; Data Strategy Division	January 2021
Sang Cheol Heo	Kookmin Bank	Senior Managing Director; Smart Customer Group	January 2021
Jae Young Choi	Kookmin Bank	Head of Pension Business Division	May 2019
	KB Securities	Managing Director; Pension Business Division	January 2020
Sang-Hyeon Woo	Kookmin Bank	Senior Executive Vice President; Corporate Investment Banking Customer Group	January 2021
	KB Securities	Senior Executive Vice President; Investment Banking Division	January 2020
Jeong Ha	Kookmin Bank	Senior Executive Vice President; Capital Markets Group	January 2021
Chai Hyun Sung	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2020
Chan Yong Park	Kookmin Bank	Managing Director; Planning and Coordination Department	January 2021

Sungpyo Jeon	Kookmin Bank	Head of Future Contact Center Implementation Department	January 2021
Young Suh Cho	Kookmin Bank	Senior Managing Director, DT Strategy Division	January 2021
Chang Kwon Lee	KB Insurance	Non-standing Director	February 2021
	Prudential Life Insurance	Non-standing Director	March 2021
Hwan-Ju Lee	KB Securities	Non-standing Director	February 2021
	KB Kookmin Card	Non-standing Director	February 2021

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of March 31, 2021.

(Unit: in millions of Won)

Number of Employees(A)(1)	Average Tenure of Employees(2)		Compensation(B)		Average Compensation per Person(B/A)
164	3 years and 9 months (14 years and 11 months	)	7,575	(3)	46	(3)

Notes:	(1) Includes all employees as of March 31, 2021, including executive officers.
(2) The duration in parentheses includes tenure at our subsidiaries.
(3) Includes retroactive payment of bonuses from 2020. The average annual salary per person excluding such amounts is Won 36 million.

The following table shows information regarding our executive officers and compensation paid to them as of March 31, 2021.

(Unit: in millions of Won)

Number of Executive Officers(A)(1)	Total Amount of Compensation(B)	Average Compensation per Person(B/A)
12	1,275	106

Note:	(1) Excludes 16 executive officers who serve primarily as executive officers at our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of December 31, 2020, unless specified otherwise.

(Unit: shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	41,287,280	9.93
JP Morgan Chase Bank, N.A.(2)	25,053,574	6.03
BlackRock Fund Advisors(3)	25,050,939	6.02

Notes:	(1) Based on 415,807,920 shares of our common stock issued.
(2) Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(3) As of February 26, 2021, based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

(As of March 31, 2021)				(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	August 12, 2016	36,826,207		9.53
Korean National Pension Service	December 31, 2016	41,190,896		9.85
Korean National Pension Service	April 24, 2017	40,950,453		9.79
Korean National Pension Service	October 16, 2017	40,479,793		9.68
Korean National Pension Service	December 31, 2017	40,204,583		9.62
Korean National Pension Service	December 31, 2018	39,704,733		9.50
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93

Notes:	(1) Based on our shareholder registry as of each corresponding date unless specified otherwise.
(2) Total number of shares of common stock issued as of the following dates:

Prior to October 19, 2016: 386,351,693

From October 19, 2016 to December 12, 2019: 418,111,537

After December 12, 2019: 415,807,920

(3) Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.

7.3.	Employee Stock Ownership Association

(As of March 31, 2021)	(Unit: shares)

Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	45,831
Kookmin Bank	6,429,500
KB Securities Co., Ltd.	27,116
KB Insurance Co., Ltd.	341,309
KB Kookmin Card Co., Ltd.	269,111
Prudential Life Insurance Company of Korea, Ltd.	427
KB Asset Management Co., Ltd.	9,892
KB Capital Co., Ltd.	26,557
KB Life Insurance Co., Ltd.	21,156
KB Real Estate Trust Co., Ltd.	13,810
KB Savings Bank Co., Ltd.	6,254
KB Investment Co., Ltd.	1,400
KB Data Systems Co., Ltd.	14,762
KB Credit Information Co., Ltd.	10,887

Total	7,218,012

7.4.	Investments in Affiliated Companies

(As of March 31, 2021)				(Units: shares, %, millions of Won)

Company Name	Ending Balance			Total assets as of the latest fiscal year(1)		Net income(loss) for the latest fiscal year(1)
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	438,444,114		2,298,195
KB Securities Co., Ltd.	298,620,424	100	3,342,391	57,499,659		425,622
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	39,078,117		163,884
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	24,071,645		324,662
Prudential Life Insurance Company of Korea, Ltd.	15,000,000	100	2,310,054	23,171,566	(2)	227,806 (2)
KB Asset Management Co., Ltd.	7,667,550	100	96,312	335,601		57,317
KB Capital Co., Ltd.	25,227,566	100	673,811	12,848,199		141,646
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	10,424,916		(23,185)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	437,518		66,874
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,883,720		17,305
KB Investment Co., Ltd.	22,525,328	100	154,910	848,693		15,387
KB Data Systems Co., Ltd.	800,000	100	6,334	40,347		(1,729)
KB Credit Information Co., Ltd.	1,252,400	100	23,621	27,711		1,132

Total	—	—	26,522,170	—		—

Note:	(1) Based on K-IFRS (on a consolidated basis), unless specified otherwise.
(2) Based on K-IFRS (on a separate basis).

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Capital Co., Ltd.

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548	%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989	%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305	%(1)	March 29, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

7.5.2.	Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.141%(2)	July 12, 2021

Notes:	(1) Unsecured credit loans.
(2) Changed from 2.195% to 2.141% upon extension of the loans on July 13, 2020.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.141%(2)	July 12, 2021

Notes:	(1) Unsecured credit loans.
(2) Changed from 2.195% to 2.141% upon extension of the loans on July 13, 2020.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.245%(2)	March 8, 2022

Notes:	(1) Unsecured credit loans.
(2) Changed from 2.189% to 2.245% upon extension of the loans on March 9, 2021.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.245%	March 8, 2022

Notes:	(1) Unsecured credit loans.
(2) Changed from 2.189% to 2.245% upon extension of the loans on March 9, 2021.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.141%	July 12, 2021

Note:	(1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 17, 2021	By: /s/ Hwan-Ju Lee
(Signature)

	Name:	Hwan-Ju Lee
	Title:	Senior Executive Vice President and Chief Finance Officer